
02003605

BB 3/12

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III


MAR 0 5 2002
354

SEC FILE NUMBER
8- 50956

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMEDSECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 JAMES AVENUE
(No. and Street)

SCRANTON	PA	18510
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY L. BORTHWICK (570) 504-1400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PARENTE RANDOLPH, PC
(Name — if individual, state last, first, middle name)

600 LINDEN STREET	SCRANTON	PA	18503
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, GARY L. BORTHWICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMEDSECURITIES, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public



NOTARIAL SEAL
SUSANNE M. CRAWN, Notary Public
Scranton, Lackawanna County
My Commission Expires Feb. 18, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PARENTE RANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
eMedsecurities, Inc.:

We have audited the accompanying statements of financial condition of eMedsecurities, Inc. (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eMedsecurities, Inc., as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As more fully discussed in Note 2 to the financial statements, the Company discontinued its online broker operation and plans to sell or otherwise dispose of the assets related thereto.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 16 to the financial statements, the Company has suffered recurring losses in 2001 and 2000 that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 16. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Parente Randolph, PC

Scranton, Pennsylvania
January 18, 2002

EMEDSECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
ALLOWABLE ASSETS:		
Cash	$ 142,822	$ 1,504,806
Short-term investment	400,000	1,000,000
Net assets of discontinued operations	45,132	-
Total allowable assets	587,954	2,504,806
NONALLOWABLE ASSETS:		
Accounts receivable	24,741	6,832
Deposits	8,733	18,333
Furniture and equipment	80,614	112,413
Intangible assets	21,596	19,803
Net assets of discontinued operations	25,119	232,568
Accrued interest receivable	-	40,267
Total nonallowable assets	160,803	430,216
TOTAL	$ 748,757	$ 2,935,022
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable	$ 21,238	$ 70,127
Accrued expenses	41,515	40,987
Total liabilities	62,753	111,114
STOCKHOLDERS' EQUITY		
Preferred stock - no par value, 20,000,000 shares authorized, 1,505,000 issued and outstanding	3,010,000	3,010,000
Common stock - no par value, 100,000,000 shares authorized, 4,603,334 issued and outstanding in 2001 and $4,600,000 in 2000.	1,000	1,000
Additional paid-in capital	14,367	14,000
Accumulated deficit	(2,339,363)	(201,092)
Total stockholders' equity	686,004	2,823,908
TOTAL	$ 748,757	$ 2,935,022

See Notes to Financial Statements

EMEDSECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Investment banking	$ 265,887	$1,266,732
Interest income	74,914	97,567
Total revenues	340,801	1,364,299
OPERATING EXPENSES:		
Compensation and benefits	515,081	484,043
Administrative expenses	245,940	166,926
Travel and entertainment	112,728	113,632
Depreciation	35,229	9,894
Professional services	32,039	50,926
Marketing and business development	11,614	13,692
Data processing and communications	4,776	1,782
Technology development	2,160	-
Other	2,085	24,677
Total operating expenses	961,652	865,572
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(620,851)	498,727
PROVISION FOR INCOME TAXES	-	199,500
(LOSS) INCOME FROM CONTINUING OPERATIONS	(620,851)	299,227
DISCONTINUED OPERATIONS:		
Loss from discontinued operations	(1,349,967)	(507,104)
Estimated loss on disposal of discontinued operations	(167,453)	-
Total loss from discontinued operations	(1,517,420)	(507,104)
NET LOSS	$(2,138,271)	$ (207,877)

See Notes to Financial Statements

EMEDSECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL
	SHARES	AMOUNT	SHARES	AMOUNT			
BALANCE, JANUARY 1, 2000	-	$ -	4,600,000	$ 1,000	$ 14,000	$ 6,785	$ 21,785
SHARES ISSUED FROM PRIVATE PLACEMENT OFFERING	1,505,000	3,010,000					3,010,000
NET LOSS						(207,877)	(207,877)
BALANCE, DECEMBER 31, 2000	1,505,000	3,010,000	4,600,000	1,000	14,000	(201,092)	2,823,908
SHARES ISSUED FROM EXERCISE OF STOCK OPTIONS			3,334		367		367
NET LOSS						(2,138,271)	(2,138,271)
BALANCE, DECEMBER 31, 2001	1,505,000	$ 3,010,000	4,603,334	$ 1,000	$ 14,367	$ (2,339,363)	$ 686,004

See Notes to Financial Statements

EMEDSECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Subordinated borrowings at January 1, 2000	$ -
Increase,	
Issuance of subordinated note to stockholder	70,000
Decrease,	
Payment of subordinated note to stockholder	(70,000)
Subordinated borrowings at December 31, 2000	-
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2001	$ -

See Notes to Financial Statements

EMEDSECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(2,138,271)	$ (207,877)
Adjustments to reconcile net loss to net cash used in operating activities:		
Continuing operations:		
Depreciation	35,229	9,894
Compensation on exercise of stock options	34	-
Changes in assets and liabilities:		
Accounts receivable	(17,909)	(3,508)
Accrued interest receivable	40,267	(40,267)
Prepaid taxes	-	1,204
Deposits	9,600	(18,333)
Accounts payable	(48,889)	70,067
Accrued expenses	528	30,903
Total adjustments from continuing operations	18,860	49,960
Discontinued operations:		
Estimated loss on disposal of discontinued operations	167,453	-
Depreciation	56,091	24,388
Changes in assets and liabilities:		
Accounts receivable	(25,119)	-
Deposits	(45,132)	-
Total adjustments from discontinued operations	153,293	24,388
Net cash used in operating activities	(1,966,118)	(133,529)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Maturity of short-term investment	1,000,000	-
Purchase of short-term investment	(400,000)	(1,000,000)
Purchase of furniture and equipment for continuing operations	(3,430)	(125,737)
Purchase of furniture and equipment for discontinued operations	(3,610)	(253,526)
Increase in intangible assets	(1,793)	(19,803)
Proceeds from sale of furniture and equipment from discontinued operations	12,634	-
Net cash provided by (used in) investing activities	603,801	(1,399,066)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of preferred stock	-	3,010,000
Proceeds from issuance of subordinated note	-	70,000
Repayment of subordinated note	-	(70,000)
Proceeds from exercise of stock options	333	-
Net cash provided by financing activities	333	3,010,000
(DECREASE) INCREASE IN CASH	(1,361,984)	1,477,405
CASH, BEGINNING	1,504,806	27,401
CASH, ENDING	$ 142,822	$1,504,806
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION, Cash paid for interest	$ -	$ 3,133

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

eMedsecurities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and the National Association of Securities Dealers ("NASD").

The Company provides investment banking services to small and emerging growth life science companies. In January 2001, the Company commenced operation as an online broker specializing in the life sciences sector. As discussed in Note 2, the Company discontinued the online broker operation effective November 30, 2001.

The Company maintains offices in Scranton, Pennsylvania and New York City.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SHORT-TERM INVESTMENT

The short-term investment consists of a certificate of deposit, valued at cost which approximates fair value.

FURNITURE AND EQUIPMENT

Furniture and equipment is carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Intangible Assets

The Company has filed for various patents and trademarks. The related legal and filing fees have been capitalized and will be amortized over their useful lives when approval is granted. Accordingly, there was no amortization expense for 2001 or 2000.

Revenue

Investment banking and syndicate revenue is recorded when earned.

Advertising

Advertising costs are expensed as incurred. Advertising expense amounted to $1,774 in 2001 and $9,917 in 2000.

Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to the temporary differences between the carrying amounts and tax basis of assets and liabilities.

Stock-Based Compensation

The Company accounts for stock-based compensation to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company accounts for stock-based compensation to nonemployees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

Reclassification

Certain amounts related to 2000 have been reclassified to conform with the 2001 reporting format.

2. Discontinued Operations

On January 2, 2001, the Company commenced an online broker operation. On November 30, 2001, the Company discontinued this operation by laying off all employees involved in this operation. As such, November 30, 2001 is considered the disposal date.

The major assets of the operation are furniture and equipment, deposits with clearing houses and accounts receivable. The Company has commenced actions to settle all customer accounts and sell the furniture and equipment used in this operation.

The estimated loss on the disposal of this segment is $167,453 and relates entirely to the estimated loss on disposal of furniture and equipment. This loss does not include any benefit for income taxes due to the likelihood the benefit will not be realized. The estimated loss on the disposal does not include a provision for operating losses due to the abandonment of this operation as of November 30, 2001.

The loss from discontinued operations in 2001 does not include a benefit for income taxes due to the likelihood the benefit will not be realized. The 2000 loss from discontinued operations is reported net of a benefit for income taxes of $199,500.

The revenues from this operation were $15,733 in 2001 and are included in loss from discontinued operations on the statement of operations. There was no revenue in 2000.

Operating results of the online broker operation to November 30, 2001 are shown separately in the accompanying statement of operations. The statement of operations for 2000 has been restated to show the operating results of the online broker operation separately.

Net Assets Of The Discontinued Operations

Assets and liabilities of the segment to be disposed of consisted of the following at December 31:

	2001	2000
Accounts receivable	$25,119	$ -
Deposits	45,132	-
Furniture and equipment	-	232,568
Total assets	70,251	232,568
Liabilities	-	-
Net assets to be disposed of	$70,251	$232,568

Assets are shown at their expected realizable values in 2001 and at their carrying value in 2000.

Net assets to be disposed of have been separately classified in the accompanying statement of financial condition at December 31, 2001. The 2000 statement of financial condition has been restated to conform with the 2001 presentation.

3. Furniture And Equipment

Furniture and equipment at December 31 consists of the following:

	2001	2000
Equipment	$109,151	$105,721
Furniture and fixtures	16,586	16,586
Total	125,737	122,307
Less accumulated depreciation	45,123	9,894
Net	$ 80,614	$112,413

4. Accrued Expenses

Accrued expenses at December 31 consist of the following:

	2001	2000
Professional fees	$ 15,150	$ 15,000
Severance pay	12,915	-
Travel and other	10,450	9,987
Capital stock and mercantile taxes	3,000	16,000
Total	$ 41,515	$ 40,987

5. Capital Stock

In January 2000, the Company amended its articles of incorporation as part of a recapitalization of the Company. Common stock authorized was increased to 100,000,000 shares without par value. A stock split of 46-for-1 was then authorized, increasing the number of shares issued and outstanding to 4,600,000.

In addition, a preferred stock class of 20,000,000 shares without par value was established. From this class, the Board of Directors created a series designated as "Series A Convertible Preferred Stock" consisting of 3,000,000 shares without par value. Each share of this preferred stock is convertible into one share of common stock at the option of the holder. Each share also maintains a liquidation preference equal to its purchase price, with no other right to share in liquidation proceeds. Except for this liquidation preference, preferred stockholders maintain voting and other rights similar to those of common stockholders.

In February 2000, the Company commenced a private placement offering of 3,000,000 shares of its Series A Convertible Preferred Stock at a price of $2 per share. The private placement offering was completed in June 2000, after 1,505,000 shares were sold.

6. Income Taxes

The provision (benefit) for income taxes consists of the following:

	2001	2000
Current	$ -	$ -
Deferred	-	199,500
Total	$ -	$199,500

Deferred tax assets (liabilities) at December 31 are as follows:

	2001	2000
Deferred tax assets	$914,000	$79,600
Deferred tax liabilities	-	-
Net deferred tax assets	914,000	79,600
Less valuation allowance	(914,000)	(79,600)
Net	$ -	$ -

Deferred tax assets result primarily from federal and state net operating loss carryforwards. The Company has recorded a valuation allowance against the deferred tax assets as it is considered more likely than not that the benefit will not be realized. The change in the valuation allowance relates to the additional net operating loss carryforwards generated by the Company in 2001.

The Company has approximately $2,100,000 of net operating loss carryforwards available to offset future federal and state taxable income. These carryforwards will expire at various dates though 2021.

7. STOCK OPTIONS

The Company grants stock options to employees and advisory board members. These options are granted at fair market value, become exercisable over a period of time (up to five years) and expire ten years from the date of the grant.

The following table summarizes stock option activity:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding options at December 31, 1999	-	$ -
Options granted	1,433,500	.30
Options exercised	-	-
Outstanding options at December 31, 2000	1,433,500	.30
Options granted	336,000	2.00
Options exercised	(3,334)	.10
Options forfeited	(563,000)	.31
Outstanding options at December 31, 2001	1,203,166	.77

The following table summarizes information about stock options outstanding at December 31, 2001:

Weighted Average Exercise Price	Number Outstanding At 12/31/2001	Weighted Average Remaining Contractual Life (Years)	Number Exercisable At 12/31/2001	Weighted Average Exercise Price Of Exercisable Options
$ .10	781,666	8.08	341,672	$ .10
2.00	421,500	8.91	31,766	2.00
.77	1,203,166	8.37	373,438	.26

The following table summarizes information about stock options outstanding at December 31, 2000:

Weighted Average Exercise Price	Number Outstanding At 12/31/2000	Weighted Average Remaining Contractual Life (Years)	Number Exercisable At 12/31/2000	Weighted Average Exercise Price Of Exercisable Options
$ .10	1,285,000	9.08	250,000	$ .10
2.00	148,500	9.61	-	-
.30	1,433,500	9.35	250,000	.10

Pro forma information regarding net loss is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. If the alternative method of accounting for the Plan prescribed by SFAS No. 123 had been followed, the Company's net loss for 2001 and 2000 would have been approximately \$(2,166,000) and \$(215,000), respectively. The resulting pro forma disclosures may not be representative of that to be expected in future years. The weighted average fair value of options granted in 2001 and 2000 was determined using the minimum value option-pricing model with the indicated assumptions:

Assumptions:	
Risk-free interest rate	5%
Expected dividend yield	0.0%
Expected life (in years)	3 - 5

In 2001, 3,334 options were exercised at $.10 per option by an advisory board member. The Company recorded $34 of compensation expense as required by SFAS 123.

8. LEASES

The Company rents its Scranton and New York City offices under short-term operating leases. The Scranton office lease is on a month-to-month basis. The New York City office lease requires monthly payments of approximately $8,700 through February 2002. Rent expense amounted to approximately $162,000 in 2001 and $88,000 in 2000.

9. RETIREMENT PLAN

The Company began sponsoring a 401(k) retirement plan in 2000. The Company terminated this plan at December 31, 2001. Company contributions were discretionary. There were no Company contributions in 2001 or 2000.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $525,201, which was $425,201 in excess of its required net capital of $100,000. The Company's net capital ratio was .12 to 1 at December 31, 2001.

11. EXEMPTIVE PROVISION OF RULE 15C3-3(k)2(ii)

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and since it does not control, possess or put at a risk any customer funds or securities, the Company qualifies for exemption from the provision of Rule 15c3-3(k)2(ii) which otherwise requires disclosure of the "Computation for Determination for Reserve Requirements" and the schedule of "Information for Possession or Control Requirements."

12. RELATED PARTY TRANSACTIONS

In January 2000, the Company entered into a $70,000 subordinated loan agreement with one of its stockholders who had borrowed the money personally from a financial institution. In June 2000, the loan was repaid after receiving approval by regulatory agencies. Interest expense was $3,133 in 2000.

The Company rents its Scranton, Pennsylvania office from one of its directors. Rent paid to this director was approximately $50,000, 2001 and $30,000 in 2000.

13. CONCENTRATIONS

One client accounted for 79% of the Company's investment banking income in 2001. Two clients accounted for 74% of the Company's investment banking income in 2000.

14. CREDIT RISK

Amounts on deposit with any one financial institution are insured to $100,000 by the Federal Deposit Insurance Corporation. At December 31, 2001, the Company had amounts on deposit in excess of the insured amount.

15. NET CAPITAL

Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is in agreement with the final FOCUS report filed for the year ended December 31, 2001.

16. GOING CONCERN

The Company commenced an online broker operation on January 2, 2001. As a result of the decline in the stock market during 2001, the operation did not fulfill operating expectations. The Company discontinued this operation on November 30, 2001 after incurring a substantial loss. The Company intends to refocus on its investment banking operation in 2002. However, due to the decreased activity in this area resulting from the stock market decline, there is substantial doubt about the Company's ability to continue as a going concern.

As noted above, the Company is refocusing on its investment banking operation which can generate substantial "success" fees. The Company has abandoned the online broker operation in order to cut costs and is reviewing all remaining expenses to determine if additional cuts can be made.

17. WARRANTS

The Company periodically receives warrants to purchase common stock as partial compensation for investment banking services. At December 31, 2001, the Company held a warrant to purchase 120,000 shares of common stock of a closely-held company involved in gene research.

The Company has recorded this warrant at a nominal value due to a lack of a readily determinable value for the warrant, the underlying common stock or the services rendered.

18. New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires, among other things, that the Company no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that the Company reassess the useful lives of other existing recognized intangible assets and cease amortization of intangible assets with an indefinite useful life. SFAS No. 142 is required to be applied beginning January 1, 2002 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized.

Currently, the Company is evaluating but has not yet determined how the adoption of SFAS No. 142 will impact its future financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." It supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets be Disposed Of." SFAS No. 144 retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. The Company is required to implement SFAS No. 144 on January 1, 2002. Management does not expect SFAS No. 144 to have a material impact on financial position or results of operations.

19. Employment Contract

The Company has entered into an employment contract with one of its employees through April 2004 that provides for a minimum salary plus incentives. At December 31, 2001, the total commitment to the end of the contract, excluding incentives, was $315,000.

In the event of termination by the Company, the employee will receive the lesser of six months compensation or payment to the end of the term of the contract.

EMEDSECURITIES, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$686,004
DEDUCT EQUITY NOT ALLOWABLE FOR NET CAPITAL	-
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	686,004
DEDUCTIONS AND/OR CHARGES, Nonallowable assets	160,803
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	525,201
HAIRCUTS ON SECURITIES	-
NET CAPITAL	$525,201

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES:	
Accounts payable	$ 21,238
Accrued expenses	41,515
Total aggregate indebtedness liabilities	62,753
OTHER ITEMS	-
TOTAL AGGREGATE INDEBTEDNESS	$ 62,753

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

REGULATORY MINIMUM	$100,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 4,184
REQUIRED CAPITAL	$100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$425,201
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.12 to 1

See Notes to Financial Statements

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders of
eMedsecurities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of eMedsecurities, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parente Randolph, PC

Scranton, Pennsylvania
January 18, 2002

eMedSecurities, Inc.

Financial Statements
For The Years Ended
December 31, 2001 And 2000
&
Independent Auditors' Report
&
Additional Information
&
Internal Control Report